                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         Commission file number 1-5725

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas 77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1998 and (2) 5% reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements on net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedules and the supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP



June 1, 1999

                               QUANEX CORPORATION
                     HOURLY BARGAINING UNIT EMPLOYEE SAVINGS

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                               DECEMBER 31,
                                                     ---------------------------------
                                                        1998                  1997
                                                     -----------           -----------
Assets:
       Investment at fair value:
       Mutual fund assets:
           Fidelity Puritan Fund                     $   792,365           $ 1,430,212
           Fidelity Magellan Fund                      2,468,899             2,681,622
           Fidelity Contrafund                           249,669               446,311
           Fidelity Growth & Income Fund                 641,546               792,874
           Fidelity Retirement Growth Fund                16,641                    --
           Fidelity Overseas Fund                        213,439               450,127
           Fidelity Balanced Fund                         59,400                76,979
           Fidelity Blue Chip Fund                       138,913                    --
           Fidelity Low-priced Stock Fund                  1,698                    --
           Fidelity Government Money Market Fund         814,615             2,295,174
           Templeton Foreign Fund                         23,426                72,104
           Neuberger & Berman Partners Fund                9,051                    --
       Quanex Corporation Common Stock                   199,494               247,035
       Common/commingled trust                            36,162                57,239
                                                     -----------           -----------
                                                       5,665,318             8,549,677
                                                     -----------           -----------

       Employee contributions receivable                  42,911                49,534

                                                     -----------           -----------
Net Assets Available for Benefits                    $ 5,708,229           $ 8,599,211
                                                     ===========           ===========



                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                 DECEMBER 31,
                                                       ---------------------------------
                                                          1998                  1997
                                                       -----------           -----------
Investment income:
       Interest and dividends                          $   405,017           $   593,142
       Net appreciation in fair value of investments     1,031,419               920,890
                                                       -----------           -----------
                                                         1,436,436             1,514,032
                                                       -----------           -----------

Contributions:
       Employer                                                 --                33,347
       Less forfeitures                                         --                   115
                                                       -----------           -----------
                                                                --                33,232

       Employee                                            740,387             1,392,270
                                                       -----------           -----------
                                                           740,387             1,425,502

                                                       -----------           -----------
                 Total additions                         2,176,823             2,939,534
                                                       -----------           -----------

Benefit payments                                           367,682               635,122
Tube Group and LaSalle asset transfer                    4,700,123             2,135,383
                                                       -----------           -----------
                 Total deductions                        5,067,805             2,770,505
                                                       -----------           -----------

Increase/(decrease) in net assets available
       for benefits                                     (2,890,982)              169,029

Net assets available for benefits:
       Beginning of year                                 8,599,211             8,430,182
                                                       -----------           -----------
       End of year                                     $ 5,708,229           $ 8,599,211
                                                       ===========           ===========



                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



A.   DESCRIPTION OF THE PLAN

     The following description of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     (1) General. The Plan, originally named the Quanex Corporation Hourly Employees Savings Plan, became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan began receiving contributions in April 1989. The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which hourly employees of certain divisions of the Company are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

     (2) Contributions. Participants may elect to contribute up to 15% of their before-tax or after-tax compensation as defined by the Plan agreement. The Plan was amended effective July 1, 1994 to include LaSalle Steel Company hourly employees (Note E). All plan provisions applied to the LaSalle Steel Company hourly employees with the addition of an employer matching contribution that did not exceed 5% of the member's considered compensation.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based on individual participant account balances as of the end of the period in which the income is earned.

     (4) Investment Options. Participants may direct allocation of their contributions to the following funds:

          Fidelity Puritan Fund - invests in domestic and foreign common stocks, preferred stocks and bonds.

          Fidelity Magellan Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Contrafund - invests in equities of foreign and domestic companies.

          Fidelity Growth and Income Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Retirement Growth Fund - invests in common stocks and other securities.

          Fidelity Overseas Fund - invests in foreign equity and debt securities.

          Fidelity Balanced Fund - invests in common and preferred stocks and bonds.

          Fidelity Blue Chip Fund - invests in domestic and foreign common stocks.

          Fidelity Low-Priced Stock Fund - invests in domestic and foreign stocks.

          Fidelity Government Money Market Fund - composed of short-term U.S. government obligations.

          Templeton Foreign Fund - invests in foreign securities.

          Neuberger & Berman Partner Trust Fund - invests in common stocks.

          Quanex Corporation Common Stock - invests exclusively in the common stock of Quanex Corporation.

          Common/Commingled Trust - invests in investment contracts issued by insurance companies, banks and other financial institutions.

     (5) Vesting. Participants are immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for Lasalle Steel Company employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

     (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1998 and 1997, net assets available for benefits included benefits of $34,543 and $7,794, respectively, due to participants who had withdrawn from participation in the Plan.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

     (4)  Administrative Expenses. The Company pays all administrative expenses.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated April 25, 1997. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the
     "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   TRANSFER OF ASSETS

     Effective April 18, 1997, Quanex Corporation sold its LaSalle Steel Company subsidiary ("LaSalle") to Niagara Corporation. On December 1, 1997, assets of the Plan in the amount of $2,135,383 were transferred to the trustee of the LaSalle Steel Company Hourly Bargaining Unit Employees Savings Plan.

     On December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. In plan year 1998, assets of the Plan attributable to the Tube Group employees in the amount of $4,700,123 were transferred to the new qualified savings plan established by Vision Metals, Inc.

F.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                1998                                      1997
                                ----                                      ----

                  Shares        Cost       Sales Price      Shares        Cost       Sales Price
                 ---------   -----------   -----------      -------    -----------   -----------
     Purchases       3,391   $    71,680                      4,038    $   109,945
     Sales           3,332        78,783   $    97,892        5,906        141,059   $   167,646

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity mutual fund assets as shown below:

                                1998                                      1997
                                ----                                      ----

                  Shares        Cost       Sales Price      Shares        Cost       Sales Price
                 ---------   -----------   -----------      -------    -----------   -----------
     Purchases     369,760   $ 1,533,109                    786,686    $ 2,734,223
     Sales       1,913,651     4,618,411   $ 5,507,616      947,926      2,821,811   $ 3,212,731

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity Common/Commingled Trust as shown below:

                                1998                                      1997
                                ----                                      ----

                  Shares        Cost       Sales Price      Shares        Cost       Sales Price
                 ---------   -----------   -----------      -------    -----------   -----------
     Purchases      25,101   $    25,101                     68,202    $    68,202
     Sales          46,177        46,177   $    46,177      158,488        158,488   $   158,488

G.   SUPPLEMENTAL FUND INFORMATION

     Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                                       1998            1997
                                                                   -----------     -----------
     Employee contributions:
                 Fidelity Puritan Fund                             $    96,471     $   214,527
                 Fidelity Magellan Fund                                258,250         342,660
                 Fidelity Contrafund                                    44,563          92,752
                 Fidelity Growth and Income Fund                       110,453         139,049
                 Fidelity Retirement Growth Fund                            --              --
                 Fidelity Overseas Fund                                 33,812          94,260
                 Fidelity Balanced Fund                                 13,437          33,599
                 Fidelity Blue Chip Fund                                17,864              --
                 Fidelity Low Priced Stock Fund                          1,829              --
                 Fidelity Government Money Market Fund                 109,862         377,817
                 Templeton Foreign Fund                                 10,689          22,511
                 Neuberger & Berman Partners Trust Fund                  2,272              --
                 Quanex Corporation common stock                        28,625          34,129
                 Common/commingled trust                                12,261          40,966
                                                                   -----------     -----------
                                                                   $   740,387     $ 1,392,270
                                                                   ===========     ===========


                                                                       1998            1997
                                                                   -----------     -----------
     Employer contributions:
                 Fidelity Puritan Fund                             $        --     $     4,883
                 Fidelity Magellan Fund                                     --           6,982
                 Fidelity Contrafund                                        --           2,104
                 Fidelity Growth and Income Fund                            --           3,727
                 Fidelity Retirement Growth Fund                            --              --
                 Fidelity Overseas Fund                                     --           3,169
                 Fidelity Balanced Fund                                     --           2,170
                 Fidelity Blue Chip Fund                                    --              --
                 Fidelity Low Priced Stock Fund                             --              --
                 Fidelity Government Money Market Fund                      --           5,660
                 Templeton Foreign Fund                                     --             142
                 Neuberger & Berman Partners Trust Fund                     --              --
                 Quanex Corporation common stock                            --           1,750
                 Common/commingled trust                                    --           2,645
                                                                   -----------     -----------
                                                                   $        --     $    33,232
                                                                   ===========     ===========

                                                                       1998            1997
                                                                   -----------     -----------
     Benefit payments:
                 Fidelity Puritan Fund                             $    97,001     $    76,324
                 Fidelity Magellan Fund                                 96,793         146,690
                 Fidelity Contrafund                                     8,446          20,279
                 Fidelity Growth and Income Fund                        12,077          36,649
                 Fidelity Retirement Growth Fund                            --              --
                 Fidelity Overseas Fund                                  6,098          37,990
                 Fidelity Balanced Fund                                    809          11,892
                 Fidelity Blue Chip Fund                                    --              --
                 Fidelity Low Priced Stock Fund                             --              --
                 Fidelity Government Money Market Fund                 136,444         268,779
                 Templeton Foreign Fund                                    333              --
                 Neuberger & Berman Partners Trust Fund                     --              --
                 Quanex Corporation common stock                         9,486          23,893
                 Common/commingled trust                                   195          12,626
                                                                   -----------     -----------
                                                                   $   367,682     $   635,122
                                                                   ===========     ===========


                                                                       1998            1997
                                                                   -----------     -----------
     Tube Group and LaSalle asset transfer:
                 Fidelity Puritan Fund                             $   746,820     $   301,454
                 Fidelity Magellan Fund                              1,113,930         476,186
                 Fidelity Contrafund                                   322,297         141,253
                 Fidelity Growth and Income Fund                       514,812         261,027
                 Fidelity Retirement Growth Fund                            --              --
                 Fidelity Overseas Fund                                335,482         225,822
                 Fidelity Balanced Fund                                 19,444         127,345
                 Fidelity Blue Chip Fund                                    --              --
                 Fidelity Low Priced Stock Fund                             --              --
                 Fidelity Government Money Market Fund               1,569,817         336,915
                 Templeton Foreign Fund                                 16,338           1,703
                 Neuberger & Berman Partners Trust Fund                     --              --
                 Quanex Corporation common stock                        19,620         130,402
                 Common/commingled trust                                41,563         133,276
                                                                   -----------     -----------
                                                                   $ 4,700,123     $ 2,135,383
                                                                   ===========     ===========


                                                                       1998            1997
                                                                   -----------     -----------
     Investment income:
                 Fidelity Puritan Fund                             $   194,325     $   294,604
                 Fidelity Magellan Fund                                766,747         637,945
                 Fidelity Contrafund                                   105,188          98,587
                 Fidelity Growth and Income Fund                       193,265         225,857
                 Fidelity Retirement Growth Fund                           (18)             --
                 Fidelity Overseas Fund                                 70,030          56,810
                 Fidelity Balanced Fund                                 11,770          34,599
                 Fidelity Blue Chip Fund                                21,107              --
                 Fidelity Low Priced Stock Fund                             30              --
                 Fidelity Government Money Market Fund                  87,475         132,873
                 Templeton Foreign Fund                                   (958)          2,690
                 Neuberger & Berman Partners Trust Fund                    153              --
                 Quanex Corporation common stock                       (15,689)         20,390
                 Common/commingled trust                                 3,011           9,677
                                                                   -----------     -----------
                                                                   $ 1,436,436     $ 1,514,032
                                                                   ===========     ===========

           ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1998


                                                          Shares/                               Current
                                                        Par Value             Cost               Value
                                                        ---------         -----------         -----------
Mutual Fund Assets:
  Fidelity Investments:
    Puritan Fund*                                          39,480         $   691,139         $   792,365
    Magellan*                                              20,435           1,688,056           2,468,899
    Contrafund*                                             4,396             207,178             249,669
    Growth and Income Fund*                                13,995             469,867             641,546
    Retirement Growth Fund*                                   811              16,650              16,641
    Overseas Fund*                                          5,932             184,590             213,439
    Balanced Fund*                                          3,631              53,854              59,400
    Blue-Chip Fund*                                         2,757             121,622             138,913
    Low-Priced Stock Fund*                                     74               1,749               1,698
    Government Money Market Fund*                         814,615             814,615             814,615
  Templeton Foreign Fund                                    2,792              28,276              23,426
  Neuberger & Berman Partners Trust Fund                      501               8,952               9,051
                                                                          -----------         -----------
              Total Mutual Fund Assets                                    $ 4,286,548         $ 5,429,662

  Quanex Corporation Common Stock*                          8,842             195,685             199,494
  Common/Commingled Trust*                                 36,162              36,162              36,162
                                                                          -----------         -----------

              Total Investments                                           $ 4,518,395         $ 5,665,318
                                                                          ===========         ===========



* Party-in-Interest

   ITEM 27-d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 015

        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998


                                                       Series of Transactions
                                                       ----------------------
                                                                                                             Current
                            Total Number of               Total Number of                                    Value on
                            Purchases During   Purchase   Sales During the    Selling         Cost of      Transaction      Net
     Description             the Plan Year       Price       Plan Year         Price           Asset           Date         Gain
     -----------            ----------------   ---------  ----------------   ----------     -----------    -----------    ---------

Fidelity Mutual Funds:
Puritan*                           45          $ 294,759         23         $ 1,031,319     $   850,117    $ 1,031,319    $ 181,202

Magellan*                          44            476,505         20           1,315,889     $   963,715      1,315,889      352,174

Contrafund*                        32             99,058         11             382,053     $   297,644        382,053       84,409

Growth & Income*                   39            264,529         11             573,639     $   386,473        573,639      187,166

Gov't Money Market*                41            339,296         20           1,819,856     $ 1,819,856      1,819,856           --




* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                Quanex Corporation Hourly Bargaining Unit Employees Savings Plan



Date: June 28, 1999                          /s/ Viren M. Parikh
                                             -------------------
                                             Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS



NUMBER    DESCRIPTION
------    -----------

 23.1     Independent Auditor's Consent